Exhibit 99.1 Press release

Quarterhill Announces Second Quarter 2019 Financial Results

Revenue of $42.4 million, Adjusted EBITDA of $12.9 million

Ending cash balance of $88.0 million

Kitchener, Canada – August 8, 2019 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), announces its financial results for the three- and six-month periods ended June 30, 2019. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Second Quarter 2019 Highlights

•	Revenues of $42.4 million, compared to $20.4 million in Q2 last year
•	Recurring revenues of $5.7 million, compared to $6.8 million in Q2 last year
•	Adjusted EBITDA* of $12.9 million, compared to ($4.0) million in Q2 last year
•	Net loss of ($4.5) million, or ($0.04) per basic and diluted common share, compared to net loss of ($7.9) million, or ($0.07) per basic and diluted common share, in Q2 last year
•	Cash and cash equivalents were $88.0 million at June 30, 2019, compared to $67.3 million at December 31, 2018
•	IRD achieved record quarterly revenue of $14.8 million
•	WiLAN generated revenue of $24.7 million and Adjusted EBITDA $12.3 million
•	Subsequent to quarter-end, VIZIYA signed significant software license agreements with two new customers

“Q2 saw the positive momentum from the prior two quarters continue with results driven by strong revenue at WiLAN and IRD, as well as positive Adjusted EBITDA from all three portfolio companies,” said Doug Parker, President and CEO, Quarterhill. “As we have said in the past, revenue at WiLAN can be variable on a quarter-to-quarter basis and its financial performance should be viewed over a longer time frame. So far in 2019 we have seen the positive side of this variability as WiLAN has posted significant year-over-year gains on both a quarterly and year-to-date basis.”

“We are well-capitalized to pursue our M&A-driven diversification strategy as we ended Q2 with just under $90.0 million on the balance sheet. This is a significant increase from year-end and primarily reflects the cash-generating capabilities of WiLAN and to a lesser extent the benefits of our recent restructurings and cost management efforts. While the top-end of our M&A funnel continues to expand, and we are seeing interesting tuck-in opportunities for our existing businesses, the M&A market is arguably at historic valuation highs. In this environment we will continue to remain patient capital allocators and will only buy assets that meet our disciplined acquisition criteria.”

“Subsequent to quarter-end, VIZIYA signed two significant software license contracts in July. While revenue from the contracts will be recognized in Q3, the combined size of these deals was large enough to require us to adjust our contingency related to the VIZIYA earn-out in our Q2 statements. As we have spoken about previously, VIZIYA has multiple opportunities in its pipeline with significant revenue potential but that face longer sales cycles. While greater detail will be available with our Q3 reporting, these two transactions demonstrate the positive financial impact that can be felt when one

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or two of those larger opportunities are realized. Companies in traditional Enterprise Asset Management sectors, such as Mining, Metals and Energy, have faced a challenging business environment for several years, and we believe these agreements are testament to the operational and economical value that VIZIYA’s solutions can deliver to its customer base.”

Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share payable on October 4, 2019, to shareholders of record on September 13, 2019.

Business Strategy and Segments

Quarterhill’s acquisition strategy focuses primarily on financial metrics while remaining cognizant of broader technology and market trends as it builds a portfolio of businesses that are characterized as having recurring revenue, free cash flow and profitable growth potential. Driven by the execution of a proven and disciplined acquisition strategy, the Company seeks to enable shareholders to benefit from consolidation and convergence trends in today’s technology industry.

Q2 and Year-to-Date 2019 Consolidated Financial Review

Consolidated revenues for the three months ended June 30, 2019 (“Q2 2019”) were $42.4 million, compared to $20.4 million in Q2 2018, representing growth of 108%. Consolidated revenues for the six months ended June 30, 2019 (“Year-to-Date”) were $82.2 million, compared to $32.4 million in the same period last year, representing growth of 154%. For both Q2 2019 and the Year-to-Date period, the increase in revenue is due to growth at WiLAN and IRD, offset in part, by lower revenue at VIZIYA.

Gross margin for Q2 2019 was $20.5 million, or 48%, compared to $3.9 million, or 19%, in Q2 2018. Gross margin for the six months ended June 30, 2019 was $40.6 million, or 49%, compared to $4.1 million, or 13%, in the same period last year. For both Q2 2019 and the Year-to-Date period, positive and increased gross margin is due to strong financial results from WiLAN and IRD, offset in part, by financial results at VIZIYA.

Operating expenses include selling, general and administrative costs, research and development costs, depreciation and amortization of intangible assets and special charges. Q2 2019 operating expenses included a special charge of $10.6 million related to the earn-out payment in the VIZIYA acquisition. As a result of the significant licenses signed in July, VIZIYA is now expected to achieve its performance targets and earn more than 100% of the eligible earn-out payment. The Company has therefore revalued the contingent liability associated with the earn-out from $0.9 million to $11.6 million, leading to the $10.6 million special charge in Q2 2019. This liability will be retired no later than October 31, 2019, subject to the terms of the VIZIYA acquisition agreement, through the issuance of 3,647,417 Common Shares and cash consideration in the amount of approximately $7.1 million.

Excluding the $10.6 million special charge, operating expenses for Q2 2019 were $14.0 million, compared to $14.7 million in Q2 2018, and for the Year-to-Date period were $28.7 million, compared to $29.9 million in the same period last year. Operating expenses decreased year-over-year due to the restructurings at IRD and WiLAN that took place in 2018, offset in part by a $0.4 million increase

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in R&D and a $0.5 million special charge in Q2 2019 related to the non-cash write-off of leasehold improvements resulting from the relocation of WiLAN to smaller, more cost effective facilities.

Adjusted EBITDA for Q2 2019 was $12.9 million compared to ($4.0) million in Q2 2018. Adjusted EBITDA for the six months ended June 30, 2019 was $25.3 million compared to ($11.3) million in the same period last year. Adjusted EBITDA for the three- and six-month periods ended June 30, 2019 reflects higher revenue from WiLAN and IRD, and a positive Adjusted EBITDA contribution from all three portfolio companies.

Net loss for Q2 2019 was ($4.5) million, or ($0.04) per basic and diluted Common Share, compared to net loss of ($7.9) million or ($0.07) per basic and diluted Common Share in Q2 2018. Net loss for the six months ended June 30, 2019 was ($4.4) million, or ($0.04) per basic and diluted Common Share, compared to a net loss of ($19.9) million, or ($0.17) per basic and diluted Common Share, in the same period last year. Excluding the $10.6 million special charge related to the earn-out at VIZIYA, Quarterhill would have generated net income of $6.2 million, or $0.05 per basic and diluted share, and $6.2 million, or $0.05 per basic and diluted share, in the Q2 2019 and Year-to-Date periods, respectively. Year-over-year, the Company’s bottom-line improved primarily due to higher revenue at WiLAN and IRD combined with a lower cost base following the restructurings at those two companies in 2018.

Cash generated from operations in Q2 2019 was $34.0 million, compared to cash used in operations of ($2.4) million in Q2 2018. Cash generated from operations for the Year-to-Date period was $21.6 million, compared to cash used in operations of ($9.0) million in the same period last year. Cash from operations in Q2 2019 benefited from the strong performance at WiLAN and IRD as well as the collection of certain receivables tied to revenue generated in Q1 2019.

Cash and cash equivalents and short-term investments amounted to $88.0 million at June 30, 2019, compared to $67.3 million at December 31, 2018.

The table below highlights financial performance for the Company’s Licensing, Intelligent Systems and Enterprise Software segments. For detailed results and discussion related to these segments, please refer to the Management’s Discussion and Analysis document, which will be filed on SEDAR and at www.quarterhill.com in the investor section.

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	For the three months ended June 30, 2019
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$24,743	$14,786	$2,827	$-	$42,356
Cost of revenues (excluding depreciation and amortization)	11,987	9,488	356	-	21,831
	12,756	5,298	2,471	-	20,525
Selling, general and administrative expenses	465	2,584	1,444	2,157	6,650
Research and development expenses	-	617	620	-	1,237
Depreciation of property, plant and equipment	30	292	36	4	362
Amortization of intangibles	3,516	940	757	-	5,213
Special charges	532	-	-	10,648	11,180
Results from operations	8,213	865	(386)	(12,809)	(4,117)
Finance income	(39)	(4)	-	(248)	(291)
Finance expense	-	233	1	1	235
Foreign exchange loss (gain)	(176)	55	15	186	80
Other income	(3)	(177)	-	-	(180)
Income (loss) before taxes	8,431	758	(402)	(12,748)	(3,961)
Current income tax expense (recovery)	40	(49)	1	-	(8)
Deferred income tax expense (recovery)	1,900	(362)	(175)	(846)	517
Income tax expense (recovery)	1,940	(411)	(174)	(846)	509
Net income (loss)	$6,491	$1,169	$(228)	$(11,902)	$(4,470)

Adjusted EBITDA	12,302	2,124	422	(1,982)	12,866

Other reconciling items:
Stock-based compensation	11	27	15	175	228

	For the six months ended June 30, 2019
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$52,868	$24,124	$5,202	$-	$82,194
Cost of revenues (excluding depreciation and amortization)	24,776	16,185	663	-	41,624
	28,092	7,939	4,539	-	40,570
Selling, general and administrative expenses	1,025	5,090	3,018	4,104	13,237
Research and development expenses	-	1,208	1,208	-	2,416
Depreciation of property, plant and equipment	71	594	67	8	740
Amortization of intangibles	7,044	1,886	1,514	-	10,444
Special charges	1,829	-	-	10,648	12,477
Results from operations	18,123	(839)	(1,268)	(14,760)	1,256
Finance income	(57)	(6)	-	(430)	(493)
Finance expense	-	276	2	1	279
Foreign exchange loss (gain)	(368)	247	48	395	322
Other income	(3)	(251)	-	-	(254)
Income (loss) before taxes	18,551	(1,105)	(1,318)	(14,726)	1,402
Current income tax expense	3,947	85	1	-	4,033
Deferred income tax expense (recovery)	3,848	(957)	(503)	(578)	1,810
Income tax expense (recovery)	7,795	(872)	(502)	(578)	5,843
Net income (loss)	$10,756	$(233)	$(816)	$(14,148)	$(4,441)

Adjusted EBITDA	27,057	1,698	342	(3,771)	25,326

Other reconciling items:
Stock-based compensation	(10)	57	29	333	409

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	For the three months ended June 30, 2018
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$3,976	$12,659	$3,762	$-	$20,397
Cost of revenues (excluding depreciation and amortization)	8,015	8,083	441	-	16,539
	(4,039)	4,576	3,321	-	3,858
Selling, general and administrative expenses	607	2,713	1,733	1,983	7,036
Research and development expenses	-	510	343	-	853
Depreciation of property, plant and equipment	72	284	30	2	388
Amortization of intangibles	4,714	971	757	-	6,442
Results from operations	(9,432)	98	458	(1,985)	(10,861)
Finance income	-	(6)	-	(185)	(191)
Finance expense	1	36	3	-	40
Foreign exchange loss (gain)	257	(124)	28	(196)	(35)
Other income	-	(387)	(192)	-	(579)
Income (loss) before taxes	(9,690)	579	619	(1,604)	(10,096)
Current income tax expense (recovery)	121	190	(95)	1	217
Deferred income tax expense (recovery)	(3,422)	(66)	(247)	1,287	(2,448)
Income tax expense (recovery)	(3,301)	124	(342)	1,288	(2,231)
Net income (loss)	$(6,389)	$455	$961	$(2,892)	$(7,865)

Adjusted EBITDA	(4,641)	1,486	1,276	(2,072)	(3,951)

Other reconciling items:
Effect of deleted deferred revenue	-	61	21	-	82
Stock-based compensation	5	72	10	(89)	(2)

	For the six months ended June 30, 2018
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$5,743	$20,071	$6,592	$-	$32,406
Cost of revenues (excluding depreciation and amortization)	13,920	13,581	772	-	28,273
	(8,177)	6,490	5,820	-	4,133
Selling, general and administrative expenses	1,238	5,286	3,302	4,263	14,089
Research and development expenses	-	1,059	733	-	1,792
Depreciation of property, plant and equipment	147	574	59	3	783
Amortization of intangibles	9,716	1,963	1,514	-	13,193
Results from operations	(19,278)	(2,392)	212	(4,266)	(25,724)
Finance income	-	(7)	-	(375)	(382)
Finance expense	1	72	6	-	79
Foreign exchange loss (gain)	557	(272)	19	(469)	(165)
Other income	-	(637)	(269)	-	(906)
Income (loss) before taxes	(19,836)	(1,548)	456	(3,422)	(24,350)
Current income tax expense (recovery)	225	199	(529)	1	(104)
Deferred income tax expense (recovery)	(4,825)	(634)	(485)	1,608	(4,336)
Income tax expense (recovery)	(4,600)	(435)	(1,014)	1,609	(4,440)
Net income (loss)	$(15,236)	$(1,113)	$1,470	$(5,031)	$(19,910)

Adjusted EBITDA	(9,404)	449	1,943	(4,276)	(11,288)

Other reconciling items:
Effect of deleted deferred revenue	-	158	148	-	306
Stock-based compensation	11	146	10	(13)	154

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Conference Call and Webcast

Quarterhill will host a conference call to discuss its financial results today at 10:00 AM Eastern Time.

Webcast Information

The live audio webcast will be available at: https://event.on24.com/wcc/r/2049478/8C0FE2C7ACF78F8AABA72BDE413DEE14

Dial-in Information

•To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)

•To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at: https://event.on24.com/wcc/r/2049478/8C0FE2C7ACF78F8AABA72BDE413DEE14

Telephone replay will be available from 1:00 p.m. Eastern Time on August 8, 2019 until 11:59 p.m. Eastern Time on August 15, 2019 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International). The telephone replay requires the passcode 2799096.

Non-GAAP Disclosure*

Quarterhill follows U.S. GAAP in preparing its interim and annual financial statements. We use the term “Adjusted EBITDA” to mean net income (loss) from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization and impairment of intangibles; (iv) special charges and other one-time items; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired; (viii) stock based compensation; (ix) foreign exchange (gain) loss; and (x) equity in income and dividends from joint ventures. Adjusted EBITDA is used by Quarterhill management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. ADJUSTED EBITDA SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET INCOME AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s February 28, 2019 annual information form for the year ended December 31, 2018 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com and as part of Quarterhill’s Form 40-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission and available at www.sec.com. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan	Dave Mason
Chief Financial Officer	Investor Relations
T : 613.688.4898	T : 613.688.1693
E : smcewan@quarterhill.com	E : ir@quarterhill.com

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Revenues	$42,356	$20,397	$82,194	$32,406
Cost of revenues (excluding depreciation and amortization)	21,831	16,539	41,624	28,273
	20,525	3,858	40,570	4,133
Operating expenses
Selling, general and administrative expenses	6,650	7,036	13,237	14,089
Research and development expenses	1,237	853	2,416	1,792
Depreciation of property, plant and equipment	362	388	740	783
Amortization of intangibles	5,213	6,442	10,444	13,193
Special charges	11,180	-	12,477	-
	24,642	14,719	39,314	29,857
Results from operations	(4,117)	(10,861)	1,256	(25,724)

Finance income	(291)	(191)	(493)	(382)
Finance expense	235	40	279	79
Foreign exchange loss (gain)	80	(35)	322	(165)
Other income	(180)	(579)	(254)	(906)
Income (loss) before taxes	(3,961)	(10,096)	1,402	(24,350)

Current income tax expense (recovery)	(8)	217	4,033	(104)
Deferred income tax expense (recovery)	517	(2,448)	1,810	(4,336)
Income tax expense (recovery)	509	(2,231)	5,843	(4,440)
Net loss	$(4,470)	$(7,865)	$(4,441)	$(19,910)

Net loss per share
Basic and fully diluted	$(0.04)	$(0.07)	$(0.04)	$(0.17)

Weighted average number of common shares
Basic	118,817,466	118,779,445	118,817,466	118,719,182
Fully diluted	118,817,466	118,779,445	118,817,466	118,719,182

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Quarterhill Inc.
Supplemental Condensed Consolidated Interim Statements of Operations Information
(Unaudited)
(in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Revenues
License	$25,581	$5,643	$53,561	$8,136
Systems	10,492	7,179	16,094	11,872
Services	547	727	1,193	1,380
Recurring	5,736	6,848	11,346	11,018
Total revenues	$42,356	$20,397	$82,194	$32,406

Cost of revenues (excluding depreciation and amortization)
License	$11,987	$8,069	$24,793	$14,000
Systems	6,863	4,645	10,656	8,111
Services	356	385	646	690
Recurring	2,625	3,440	5,529	5,472
Total cost of revenues	$21,831	$16,539	$41,624	$28,273

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Unaudited)
(in thousands of United States dollars)
	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Net loss	$(4,470)	$(7,865)	$(4,441)	$(19,910)

Other comprehensive income (loss):
Foreign currency translation adjustment	158	(1,481)	757	(2,271)
Comprehensive income (loss)	$(4,312)	$(9,346)	$(3,684)	$(22,181)

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Quarterhill Inc.
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(in thousands of United States dollars)

As at	June 30, 2019	December 31, 2018
Current assets
Cash and cash equivalents	$84,634	$63,929
Short-term investments	1,181	1,139
Restricted short-term investments	2,200	2,200
Accounts receivable	9,786	10,812
Other current assets	-	91
Unbilled revenue	6,638	3,990
Income taxes receivable	52	198
Inventories	6,100	5,960
Prepaid expenses and deposits	2,368	2,332
	112,959	90,651
Non-current assets
Accounts receivable	333	415
Right-of-use assets	3,895	-
Property, plant and equipment	1,886	2,655
Intangible assets	77,669	87,425
Investment in joint venture	4,057	3,822
Deferred income tax assets	23,918	27,141
Goodwill	25,302	25,303
TOTAL ASSETS	$250,019	$237,412

Liabilities
Current liabilities
Bank indebtedness	$4,514	$2,598
Accounts payable and accrued liabilities	21,612	18,103
Income taxes payable	37	-
Right-of-use lease liabilities	699	-
Current portion of deferred revenue	4,840	4,670
Current portion of long-term debt	61	299
Contingent consideration	11,577	929
	43,340	26,599
Non-current liabilities
Deferred revenue	1,144	1,435
Right-of-use lease liabilities	3,059	-
Long-term debt	175	173
Deferred income tax liabilities	2,939	4,337
TOTAL LIABILITIES	50,657	32,544
Shareholders’ equity
Capital stock	419,111	419,111
Additional paid-in capital	23,366	22,957
Accumulated other comprehensive income	17,000	16,243
Deficit	(260,115)	(253,443)
	199,362	204,868
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$250,019	$237,412

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Cash generated from (used in):
Operations
Net loss	$(4,470)	$(7,865)	$(4,441)	$(19,910)
Non-cash items
Stock-based compensation	228	(2)	409	154
Depreciation and amortization	5,575	6,830	11,184	13,976
Foreign exchange (gain) loss	(34)	84	(96)	162
Equity in income from joint venture	(177)	(388)	(251)	(638)
Loss on disposal of assets	587	-	587	1
Deferred income tax expense (recovery)	517	(2,448)	1,810	(4,336)
Embedded derivatives	29	(3)	99	(1)
Contingent consideration adjustment	10,648	-	10,648	-
Changes in non-cash working capital balances	21,124	1,362	1,686	1,623
Cash generated from (used in) operations	34,027	(2,430)	21,635	(8,969)
Financing
Accounts receivable - non current (net)	18	-	82	-
Dividends paid	(1,101)	(1,155)	(2,231)	(2,326)
Bank indebtedness	1,844	3,170	1,916	1,113
Repayment of long-term debt	(212)	(60)	(236)	(75)
Common shares issued for cash from Employee Share Purchase Plan	-	27	-	27
Cash generated from (used in) financing	549	1,982	(469)	(1,261)
Investing
Proceeds from sale of property, plant and equipment	-	-	-	11
Purchase of property and equipment	(308)	(43)	(466)	(166)
Repayment of patent finance obligations	-	(1,389)	-	(2,778)
Purchase of intangibles	(73)	(48)	(93)	(89)
Cash used in investing	(381)	(1,480)	(559)	(3,022)
Foreign exchange gain (loss) on cash held in foreign currency	33	(76)	98	(151)
Net increase (decrease) in cash and cash equivalents	34,228	(2,004)	20,705	(13,403)
Cash and cash equivalents, beginning of period	50,406	70,419	63,929	81,818
Cash and cash equivalents, end of period	$84,634	$68,415	$84,634	$68,415

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)
(in thousands of United States dollars)
	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance - January 1, 2018	$418,873	$22,489	$20,111	$(199,718)	$261,755
For the three months ended March 31, 2018
Net loss	-	-	-	(12,045)	(12,045)
Other comprehensive loss	-	-	(790)	-	(790)
Stock-based compensation expense	-	156	-	-	156
Dividends declared	-	-	-	(1,171)	(1,171)
Balance March 31, 2018	418,873	22,645	19,321	(212,934)	247,905
For the three months ended June 30, 2018
Net loss	-	-	-	(7,865)	(7,865)
Other comprehensive loss	-	-	(1,481)	-	(1,481)
Stock-based compensation expense	-	(2)	-	-	(2)
Conversion of deferred stock units to common shares	211	-	-	-	211
Shares issued under Employee Share Purchase Plan	27	-	-	-	27
Dividends declared	-	-	-	(1,155)	(1,155)
Balance - June 30, 2018	$419,111	$22,643	$17,840	$(221,954)	$237,640

Balance - January 1, 2019	$419,111	$22,957	$16,243	$(253,443)	$204,868
For the three months ended March 31, 2019
Net income	-	-	-	29	29
Other comprehensive income	-	-	599	-	599
Stock-based compensation expense	-	181	-	-	181
Dividends declared	-	-	-	(1,130)	(1,130)
Balance - March 31, 2019	$419,111	$23,138	$16,842	$(254,544)	$204,547
For the three months ended June 30, 2019
Net income	-	-	-	(4,470)	(4,470)
Other comprehensive income	-	-	158	-	158
Stock-based compensation expense	-	228	-	-	228
Dividends declared	-	-	-	(1,101)	(1,101)
Balance - June 30, 2019	$419,111	$23,366	$17,000	$(260,115)	$199,362

Press release

Quarterhill Inc.
Reconciliations of GAAP Net Income (Loss) to Adjusted EBITDA
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
Adjusted EBITDA	2019	2018	2019	2018
Net loss	$(4,470)	$(7,865)	$(4,441)	$(19,910)

Adjusted for:
Income tax expense (recovery)	509	(2,231)	5,843	(4,440)
Foreign exchange loss (gain)	80	(35)	322	(165)
Finance expense	235	40	279	79
Finance income	(291)	(191)	(493)	(382)
Special charges	11,180	-	12,477	-
Amortization of intangibles	5,213	6,442	10,444	13,193
Depreciation of property, plant and equipment	362	388	740	783
Effect of deleted deferred revenue	-	82	-	306
Stock-based compensation	228	(2)	409	154
Other income	(180)	(579)	(254)	(906)
Adjusted EBITDA	$12,866	$(3,951)	$25,326	$(11,288)

Adjusted EBITDA per share
Net loss	$(0.04)	$(0.07)	$(0.04)	$(0.17)

Adjusted for:
Income tax expense (recovery)	-	(0.02)	0.04	(0.04)
Foreign exchange loss (gain)	-	-	-	-
Finance expense	-	-	-	-
Finance income	-	-	-	-
Special charges	0.09	-	0.10	-
Amortization of intangibles	0.04	0.05	0.08	0.11
Depreciation of property, plant and equipment	-	-	-	-
Effect of deleted deferred revenue	-	-	-	-
Stock-based compensation	-	-	-	-
Other income	-	-	-	-
Adjusted EBITDA per share	$0.09	$(0.04)	$0.18	$(0.10)

Weighted average number of Common Shares
Basic	118,817,466	118,779,445	118,817,466	118,719,182